Magnus International Resources, Inc.
115 – 280 Nelson Street
Vancouver, BC, V6B 2E2, Canada

November 12, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC, 20549-4628, USA

Attention: Mr. Craig Arakawa

Dear Mr. Arakawa:

Re:   Magnus International Resources, Inc. form 10K for the Fiscal Year Ended July 31, 2009.  Filed November 13, 2009
 File No. 000-49961

In response to your comments in your letters of April 6, 2010 and September 8, 2010 and after further review of our original filing, I enclose the draft amended 10K for the year ended July 31, 2009, which we propose to file. Explanation of the amendment follows. Item numbers below correspond to the item numbers in your letter of April 6, 2010.

Management’s Discussion and Analysis, page 28

1.   We have removed the term “major cash commitments” from the MD&A as the company did not have significant commitments to fund new or ongoing work in relation to proposed exploration activities in Uganda.

2.   We have expanded the third paragraph of the MD&A with the information described in our response letter of July 2010.

Report of Independent Registered Public Accounting Firm, page 32

3.   We have revised the 10K filing to present only the last two years instead of the last three years of financial statements, as management believes that it is not required to include three years of financial statements since the Company is a Small Business Issuer and is thus only required to report two years of financial statements in the July 31, 2009 Form 10K.

4.   We have labeled the cumulative information presented for the periods up to July 31, 2005 as unaudited.

We have obtained and included in the draft amended 10K an audit opinion consistent with the presentation described.

Statement of Stockholders’ Equity, page 39

5.   In the draft amended 2009 Form 10K we have modified our Statement of Stockholders’ Equity to include activity for the periods from August 1, 2002 to July 31, 2005.

Mineral Properties and Exploration Expenses

6.   We confirm that the rights conveyed with our mineral property licenses relate to activities which are exploratory in nature.  In the draft amended 10K we have clarified our disclosure to indicate that the costs have been classified as exploration costs and have revised our accounting policy disclosure to differentiate between accounting for exploration costs and accounting for acquisition costs. We have not incurred any acquisition costs of mineral rights to date and accordingly a summary of acquisition costs has not been prepared.

Note 4 – Mineral Properties and Joint Ventures, page 49

7.   We have expanded our disclosure in Note 4 in the draft amended 10K to explain the accounting for the transaction and for the interests prior to the transaction, consistent with the explanation of the matter in our July 2010 response letter.

Both Long Teng and Western Mining were consolidated subsidiaries. The assets of both were written off in Magnus’ financial statements as at July 31, 2007 due to the lack of any value as assets held for sale in management’s assessment (see discussion below under the second point of item 8). No value was ascribed to the exchange of the interest in Western Mining for an interest in Long Teng because both had been previously assessed by management as having no value. Of course, the subsequent sale of Long Teng established that there was value to Long Teng. Had a value been ascribed to the exchange of Western Mining for the last 10% of Long Teng, a gain would have been recognized on the sale of Western Mining and the gain on sale of Long Teng would have been reduced by the same amount. Therefore the accounting and net income effect would have been the same in the end result.

8.
(i)   We have revised the disclosures on page 23 and in Notes 1 and 4 to be consistent with each other and with the statement of cash flows.  We have also revised the statement of cash flows to present the gain on disposition of subsidiaries as an adjustment to cash flow from operations and include the gross proceeds received in the year in cash flow from investing activities..

We have not prepared a schedule to reconcile the $1,099,000 to the amounts shown on statement of cash flows as the amount now ties to the statement of cash flows.

(ii)  We have expanded our disclosure in Note 1 under Impairment of Long-lived Assets in the draft amended 10K to describe management’s determination of fair value of the assets in China at $0.

(iii) We have revised the statement of cash flows in the draft amended 10K to present the gain on sale of Long Teng on a gross basis in the 2008 column.

Acknowledgments

We acknowledge that:
●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Magnus International Resources, Inc.
Per:

/s/ Graham Taylor

Graham Taylor
Chief Executive Officer